# Total Revenue & Expenses at 6 months after 25 Bough Street Inc. begins generating revenue

The expectation is that social distancing requirements will be more relaxed by this time (which we anticipate to be in or near February 2023) and that the 25 Bough Street facility will meet many gaps and pent up demand in the marketplace.

### Revenue

| | |
|---|---|
| Multi-Purpose Functional Hall | $62,552 |
| Heritage & Cultural Experience - Interactive Museum | $22,800 |
| Coworking Rental Income | $8,230 |
| Athletics Skills Facility | $310,000 |
| Rental:  Office Space | $4,960 |
| Rental:  Office Space | $4,960 |
| Rental:  Office Space | $4,960 |
| Rental: Rentable Conference Room | $2,880 |
| Rental: Retail Café | $9,120 |
| Membership Revenue - 25 Bough/ Gym | $49,000 |
| Total Revenue | $479,462.00 |

### Operating Expenses

| | |
|---|---|
| 1st Level - Operations Manager | $42,000.00 |
| 2nd Level - Multi-Purpose Operations Manager | $40,000.00 |
| 2nd Level - Athletics Skills Faciltity Manager | $40,000.00 |
| Management Fees | |
| Cleaning | $16,800.00 |
| Utilities | $21,400.00 |

| | |
|---|---|
| Repair/ maintenance | $21,500.00 |
| Real Estate Taxes | $53,200.00 |
| Legal Fees | $5,000.00 |
| Environmental | |
| Marketing | $24,000.00 |
| Insurance Expense | $17,100.00 |
| Depreciation Expense | $39,365.33 |
| Total Operating Expenses | $320,365.33 |
| **Net Operating Income** | **$159,096.67** |

This financial information constitutes forward-looking projections that are subject to significant risks and uncertainties. These projections are not guaranteed and investors are cautioned not to place undue reliance on them.